SNIPP INTERACTIVE INC.

Quarterly Report to Shareholders for the Three and Nine Months Ended September 30, 2016

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Dated: November 29, 2016

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with International Financial Reporting Standards (“IFRS”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these interim filings, and these interim consolidated financial statements together with the other financial information included in these interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in these interim filings.

The board of directors (the “Board”) approves the consolidated financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets quarterly to review all financial reports, prior to filing. The Audit Committee consists of Ram Ramkumar, Michael Cannata and Susan Doniz. Mr. Ramkumar, Mr. Cannata and Ms. Doniz are independent directors. Consequently, the entire Audit Committee is independent.

This report contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

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General economic conditions and market trends and their anticipated effects on our business;

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Our future sales initiatives;

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Our future revenue growth; and

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Our liquidity and capital resources available to us to fund our ongoing operations.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this report entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Key Highlights for Q3 2016

•

The Company has focused on operating cost reductions through integration and streamlining of operations since the end of Q1-2016. The cost reductions are the result of a strategic redesign of the business following the two acquisitions that the Company carried out in 2015. The most significant quarterly reduction has been in salaries and compensation, where there has been a decrease of $688,278 per quarter or 21% (Q3-2016: $2,666,587 | Q1-2016: $3,354,865). These cost reductions along with revenue growth from Q1-2016 to Q3-2016 has resulted in a quarterly EBITDA loss improvement of $1,283,925 or 52% (Q3-2016: -$1,177,305 | Q1-2016: -$2,461,230). The Company expects continued improvements in its cost basis in future quarters as well, both on FTE and non FTE related costs.

•

The Company saw continued strength in its order book and demand for its programs. The Company closed its largest order to date of $1.5 MM for a program for a consumer goods client, a leader in household and personal care products. Further, the Company also recorded the maximum number of simultaneous programs it had in market – 93 – in August, which was a testament to the scalability of its platforms and processes.

•

The Company continued to strengthen the integration and formalization of its product lines. Significant work was put into the development of two key product extensions:

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SnippLoyalty Base, its new low-cost, loyalty-in-a-box solution tailor-made for consumer packaged goods (CPG) and multichannel brands. The new product is an entry-level loyalty platform that includes Snipp’s market-leading receipt processing capabilities and world-class rewards solution and will allow CPG brands to migrate from running a single promotion at a time to running a continuous loyalty program, for a total annual cost of less than $100,000 excluding customizations. SnippLoyalty Base was subsequently formally launched on November 2, 2016 and the Company has already secured five customers who will be using the new platform.

o

SmarterRebates, its self-serve rebates platform that will allow clients to easily create, deploy and manage their own rebate programs easily and cost effectively.  Development is well underway and the product is expected to launch at the end of this year.

Description of Business and Overall Performance

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010. Snipp is a global loyalty and promotions company focused on developing marketing engagement platforms that generate insights and drive sales.  The Company’s solutions include shopper marketing promotions, loyalty, rewards, rebates and receipt processing, and it also provides clients the services and expertise to design, execute and promote their marketing programs.

While the Company until recently was predominantly based in the US, it has expanded its presence to Canada, Ireland, United Kingdom, Switzerland and India. It maintains an active presence with a sales office in each of these markets to service both its international clientele and develop local clients.

Currently the Company offers clients six main solution suites:

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Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions and loyalty programs. It supports any qualification criteria, and works across all retailers and all devices. SnippCheck is the industry’s leading receipt processing solution, currently supporting two of the largest CPG loyalty programs and having processed millions of receipts for hundreds of promotions. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

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Loyalty Programs: The Company’s white-label SnippLoyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. In particular, the Company is focused on the emerging space of CPG and other multi-channel loyalty programs, wherein the combination of its Receipt Processing engine, and its highly customizable loyalty platform and attractive setup profile and economics allows it to significantly differentiate itself from competitors.

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Promotions: SnippWin, the Company’s contesting platform provides a full range of promotions from contests and simple sweepstakes to instant win programs and tiered, multi-level games. SnippWin is tightly integrated with SnippCheck and allows clients to tie their promotions to actual purchases, thereby getting a clear ROI for the program as well as basket level purchase data from their consumers.

•

Reward Solutions: With the purchase of Hip Digital Media, the Company now has a robust digital rewards platform that can be used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company is actively working towards fleshing out its portfolio of rewards and adding new reward categories.

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Rebate Solutions: The Company’s “Smarter Rebates” solutions platform that allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

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Data Analytics: The Company provides clients with further analytics based on the data it collects from customers as part of the promotions and programs launched on its platform.

The Company’s clients are primarily advertising agencies, brands and related marketing and promotions agencies looking to create programs to engage their customers and drive sales. In addition to the solutions listed above, the Company delivers end-to-end services including comprehensive advice in conceptualizing promotion marketing programs, rapid and flexible deployment based on the Company’s technology platforms and tracking & analysis of customer data.

Going forward, the Company aims to scale its business in the client segments in which it has successfully operated to date by focusing on further productizing and improving its suite of marketing solutions, and offering those solutions to customers directly. The Company believes it has uniquely differentiated solutions for clients looking to do loyalty programs, purchase-based promotions, rebates, digital rewards and receipt processing and is focused on selling the full range of its solutions to clients. Snipp is also actively developing indirect sales channels through partnerships in select industry verticals and regions in North America and internationally. Finally, the Company plans to take an active part in shaping the dynamic promotions industry and to enhance its technology offering and market position through various forms of strategic partnering and merger & acquisition activity.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin (“Margin”). Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations. Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

Gross Margin

Snipp defines Gross Margin / Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Fiscal 2016 Results by Quarter:

The Company has focused on operating cost reductions through integration and streamlining of operations since the end of Q1-2016. The cost reductions are the result of a strategic redesign of the business following the two acquisitions that the Company carried out in 2015. There have been cost reductions in multiple categories when comparing Q3-2016 with Q1-2016. The most significant quarterly reduction has been in salaries and compensation, where there has been a decrease of $688,278 or 21% (Q3-2016: $2,666,587 | Q1-2016: $3,354,865). These cost reductions along with revenue growth from Q1-2016 to Q3-2016 has resulted in a quarterly EBITDA loss improvement of $1,283,925 or 52% (Q3-2016: -$1,177,305 | Q1-2016: -$2,461,230).

	Q1-2016	Q2-2016	Q3-2016

Revenue	$2,107,430	$2,824,293	$3,306,230

Operating Expenses
Salaries and compensation	3,354,865	2,948,483	2,666,587
General and administrative	385,671	317,395	351,625
Campaign infrastructure	524,956	815,130	1,297,406
Professional fees	124,601	96,521	47,133
Marketing and investor relations	73,208	76,908	47,808
Travel	105,359	104,869	72,976
Amortization of intangibles	92,342	1,077,478	368,347
Depreciation of equipment	11,249	12,196	12,606
Stock-based compensation	469,157	576,852	303,303
Total Operating Expenses	5,141,408	6,025,832	5,167,791

Operating Loss	(3,033,978)	(3,201,539)	(1,861,561)

Other Non-Operating Items
Interest income	2,379	2,090	1,457
Foreign exchange gain (loss)	(36,649)	(6,905)	14,602
Change in fair value of derivative liability	31,834	-	-
Change in fair value of acquisition considation payable in equity	197,624	308,759	30,997
Net Loss	(2,838,790)	(2,897,595)	(1,814,505)

Cumulative translation adjustment	(389,753)	79,963	(26,092)
Comprehensive Loss	(3,228,543)	(2,817,632)	(1,840,597)

EBITDA	$(2,461,230)	$(1,535,013)	$(1,177,305)

Results for the Three Months Ended September 30, 2016 and 2015:

For Q3 2016 Snipp had revenues of $3,306,230 during the third quarter ended September 30, 2016 (Q3 2016) compared to $3,631,573 during the third quarter ended September 30, 2015 (Q3 2015). During the three months ended September 30, 2016 the Company incurred operating costs of $5,167,791 which included non-cash operating costs totaling $684,256 comprised of stock-based compensation, depreciation and amortization. During the three months ended September 30, 2015, the Company incurred operating costs of $4,313,454 which included non-cash operating costs totaling $769,906 comprised of stock-based compensation, depreciation and amortization.

The “net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity” for the three months ended September 30, 2016 amounted to $1,861,561 compared to $681,881 for the three months ended September 30, 2015.

The net loss for the three months ended September 30, 2016 amounted to $1,814,505 or $0.01 per share compared to net income of $63,294 or $0.01 per share for the three months ended September 30, 2015. The net loss for the quarter ended September 30, 2016 is mainly attributed to the increased headcount resulting from the acqusitions and investments by the company to drive future growth along with an increase in campaign infrastructure expenses reflecting additional campaign fulfilment costs such as costs of rewards and third party campaign components. Campaign infrastructure costs fluctuate from quarter to quarter due to the variable nature of client campaigns.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the third quarter of fiscal 2016 the Company incurred $2,666,587 in salaries and compensation expense compared to $1,995,394 incurred during the third quarter of fiscal 2015. Through a structured integration initiative that begun in early 2016, Snipp has already significantly reduced its cost base from the totals shown above. This streamlining and integration plan was designed to reduce costs by over US$2.5 million on an annualized basis and has resulted in a reduction in force of Snipp’s global workforce of nearly 20%, consolidation of three engineering teams into one team and further operational cost reductions across all departmental functions to more closely align costs to Snipp’s changing sales mix.

General and administrative costs were $351,625 in the third quarter of fiscal 2016 compared to $331,575 incurred during the third quarter of fiscal 2015. Given the increase in demand the Company has seen, the increase in general and administrative costs is attributable to building Snipp’s organization and presence in key markets and the higher general and administrative costs associated with operating a larger organization. The Company still remains committed to its strategy of maintaining a cost advantage and keeping overhead as low as possible. To the extent possible, the Company continues to operate in low-cost offices (e.g. Ireland, India, Milwaukee, Dallas, Vancouver) and Management believes that relative to its size, the Company’s staff spend remains lower than the industry average.

Outsourced software development costs were $nil during the three months ended September 30, 2016 compared to $21,806 incurred during the three months ended September 30, 2015. As the Company has hired additional internal software developers over the past year the need for outsourced software development to support the Company’s operations has decreased. Campaign infrastructure costs were $1,297,406 during the third quarter of fiscal 2016 compared to $826,089 incurred during the third quarter of fiscal 2015. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third party campaign components required to support client campaigns.

Professional fees and travel costs were $47,133 and $72,976, respectively, during the three months ended September 30, 2016 compared to $85,171 and $219,492, respectively, incurred during the three months ended September 30, 2015. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations or in evaluating potential business opportunities.

Marketing and investor relations expenses of $47,808 were incurred during the three months ended September 30, 2016 compared to $64,021 incurred during the three months ended September 30, 2015. The Company recognized amortization expense of $368,347 and depreciation expense of $12,606 during the third quarter of fiscal 2016 corresponding to the amortization of intangible assets and depreciation of equipment. During the quarter ended September 30, 2016 there was additional amortization recognized as a result of the Hip Digital purchase price allocation and corresponding amortization of allocated and acquired intangible assets. During the third quarter of fiscal 2015 the Company recognized amortization expense of $41,564 and depreciation expense of $6,179.

The Company granted stock options to directors, officers, consultants and employees during the period ended September 30, 2016 and also during the year ended December 31, 2015. Stock-based compensation expense of $303,303 was incurred during the three months ended September 30, 2016 compared to $722,163 incurred during the three months ended September 30, 2015 and represents both the non-cash value of acquisition shares issued to certain acquired management personnel corresponding to the Hip Digital acquisition agreement as well as the non-cash vested portion of stock option grants as some options were granted in prior quarters but have vesting spread over current and future quarters.

Other non-operating items during the third quarter of fiscal 2016 include interest income of $1,457, foreign exchange gain of $14,602 and a gain of $30,997 from the change in fair value of acquisition consideration payable in equity. This compares to other non-operating items during the third quarter of fiscal 2015 that included interest income of $15,627, foreign exchange loss of $541, a gain of $41,556 from the change in the fair value of derivative liability and a gain of $688,533 from the change in fair value of acquisition consideration payable in equity. Interest income is earned on our cash held in cashable guaranteed investment certificates. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in other currencies and where the changes in the exchange rate of these currencies versus the US dollar results in gains or losses. The gain/loss related to derivative liability is non-cash and is recognized due to the exercise price of the Company’s share purchase warrants fixed in Canadian dollars while the functional currency of the Company is the U.S. dollar. The warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise and accordingly a variable number of shares would be issued. Consequently, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The fair value of the warrants was determined using the Black Scholes option-pricing model. This derivative liability is not related to any debt instrument of any kind and does not affect the operations of the business in any way. The gain/loss from change in fair value of acquisition consideration payable in equity is non-cash and is recognized due to the Company’s fluctuating share price at each quarter end and the associated acquisition performance shares issuable per the terms of the acquisition of Hip Digital. As of September 30, 2016, all performance shares related to the acquitions of Hip Digital have been fully issued.

Results for the Nine Months Ended September 30, 2016 and 2015:

The first nine months of fiscal 2016 represented a successful period of integration and consolidation of operations and past acquisitions for the company. In addition the company continued to attract larger and long term contract sales. Sales Bookings defined as contracts signed by the company, were $10.0MM in the first nine months of 2016 in comparison to $9.9MM in 2015 for the same period. The company estimates that based on bookings made in the first nine month period of 2016 and previous bookings from 2015, it is guaranteed over US $10.5MM in revenue for 2016 from operations in the first nine months of the year, which is 88% of the 2015 full year revenue (US $11.9 MM). The 2016 revenue number will further increase as the current pipeline converts into new bookings over the last quarter of 2016.  The margin on this revenue is estimated to be approximately 70% in comparison to 2015 where the margin in the first nine month period was only 53%. The current bookings backlog stands at approximately US $5.5MM compared to US $6MM previously disclosed in our Q2-2016 Management Discussion and Analysis. The associated revenue will be recognized from Q4 2016 through 2018 reflecting the health of the company. Bookings get translated into revenues based on IFRS principles and the bookings backlog reflects how revenues in future quarters are steadily being booked today.

Snipp had revenues of $8,237,953 during the nine months ended September 30, 2016 compared to $10,046,661 during the nine months ended September 30, 2015. Margin in the first nine months of fiscal 2016 was 68% versus 53% in the comparable period. This represents an improvement of 28% and, a preview of the kind of high margin business we expect in the future. We expect our margin profile to continue to remain in the 70% range with slight variations from quarter to quarter as redemptions occur on the programs we launch and maintain in the market. The revenue decline in the first nine months of 2016 is a result of our transition from a reliance on one-off campaign and rewards revenue to larger valued long-term revenues that get recognized over the period of the contract. In 2015, 90%+ of our business was one-off promotion campaigns and reward revenues that ran for 12 weeks or less. In the first nine months of fiscal 2016 about 30% of our bookings were of products that had longer-term contracts.

Snipp’s revenue mix consists primarily of Promotions and Rewards, API Licensing and Loyalty. Historically in prior periods, Snipp’s revenue consisted solely of Promotions and Rewards which are short-term and non-recurring. Recently Snipp has been focused on generating longer-term contracts that include recurring revenue components through API Licensing, Loyalty and Rebate contracts. These types of contracts involve service periods of multiple years that can then be renewed for additional annual terms. Even within the Promotions space, the Company is migrating towards longer-term enterprise contracts that allow clients to run multiple programs over a fixed period of time and for a fixed fee.

During the nine months ended September 30, 2016 the Company incurred operating costs of $16,335,031 which included non-cash operating costs totaling $2,923,530 comprised of stock-based compensation, depreciation and amortization. During the nine months ended September 30, 2015, the Company incurred operating costs of $12,040,435 which included non-cash operating costs totaling $1,445,933 comprised of stock-based compensation, depreciation and amortization.

The “net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity” for the nine months ended September 30, 2016 amounted to $8,097,078 compared to $1,993,774 for the nine months ended September 30, 2015.

Net loss for the nine months ended September 30, 2016 amounted to $7,550,890 or $0.06 per share compared to net income of $1,589,618 or $0.02 per share for the nine months ended September 30, 2015. The net income for the nine months ended September 30, 2015 of $1,589,618 is mainly attributed to a non-cash gain in the amount of $1,525,914 from the change in the fair value of derivative liability and the non-cash gain in the amount of $2,039,955 from the change in the fair value of acquisition consideration payable in equity. The net loss for the nine months ended September 30, 2016 is mainly attributed to the increased headcount resulting from the acqusitions and investments by the company to drive future growth along with an increased non-cash amortization of intangibles reflecting additional amortization recognized as a result of the Hip Digital purchase price allocation and corresponding amortization of allocated and acquired intangible assets.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the first nine months of fiscal 2016 the Company incurred $8,969,935 in salaries and compensation expense compared to $4,052,759 incurred during the first nine months of fiscal 2015. The primary increase in salaries and compensation costs was a result of the acquisition and integration of Hip Digital. Through a structured integration initiative that begun in early 2016, Snipp has already significantly reduced its cost base from the totals shown above. This streamlining and integration plan was designed to reduce costs by over US$2.5 million on an annualized basis and has resulted in a reduction in force of Snipp’s global workforce of nearly 20%, consolidation of three engineering teams into one team and further operational cost reductions across all departmental functions to more closely align costs to Snipp’s changing sales mix.

General and administrative costs were $1,054,691 in the first nine months of fiscal 2016 compared to $720,966 incurred during the first nine months of fiscal 2015. Given the increase in demand the Company has seen along with the acquisitions of Swiss Post Ireland and Hip Digital concluded in 2015, the increase in general and administrative costs is attributable to building its organization and presence in key markets and the higher general and administrative costs associated with operating a larger organization. The Company still remains committed to its strategy of maintaining a cost advantage and keeping overheads as low as possible. To the extent possible, the Company continues to hire people in low-cost offices (e.g. Ireland, India, Milwaukee, Dallas, Vancouver) and Management believes that relative to its size, the Company’s staff spend remains lower than industry average.

Outsourced software development costs were $nil during the nine months ended September 30, 2016 compared to $97,911 incurred during the nine months ended September 30, 2015. As the Company has hired additional internal software developers over the past year the need for outsourced software development to support the Company’s operations has decreased. Campaign infrastructure costs were $2,637,492 during the first nine months of fiscal 2016 compared to $4,680,604 incurred during the first nine months of fiscal 2015. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third party campaign components required to support client campaigns.

Professional fees and travel costs were $268,255 and $283,204, respectively, during the nine months ended September 30, 2016 compared to $441,032 and $429,020, respectively, incurred during the nine months ended September 30, 2015. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations.

Marketing and investor relations expenses of $197,924 were incurred during the nine months ended September 30, 2016 compared to $172,210 incurred during the nine months ended September 30, 2015. The Company recognized amortization expense of $1,538,167 and depreciation expense of $36,051 during the first nine months of fiscal 2016 corresponding to the amortization of intangible assets and depreciation of equipment. During the nine months ended September 30, 2016 there was additional amortization recognized as a result of the Hip Digital purchase price allocation and corresponding amortization of allocated and acquired intangible assets. During the first nine months of fiscal 2015 the Company recognized amortization expense of $94,481 and depreciation expense of $12,055.

The Company granted stock options to directors, officers, employees and consultants during the nine months ended September 30, 2016 and also during the year ended December 31, 2014. Stock-based compensation expense of $1,349,312 was incurred during the nine months ended September 30, 2016 compared to $1,339,397 incurred during the nine months ended September 30, 2015 and represents non-cash vested portion of stock option grants as some options were granted in prior periods but have vesting spread over current and future periods. The stock-based compensation expense in the nine months ended September 30, 2016 also includes the non-cash value of acquisition shares issued to certain acquired management personnel corresponding to the Hip Digital acquisition agreement.

Other non-operating items during the first nine months of fiscal 2016 include interest income of $5,926, foreign exchange loss of $28,952, gain of $31,834 from the change in the fair value of derivative liability and gain of $537,380 from the change in the fair value of acquisition consideration payable in equity. This compares to other non-operating items during the first nine months of fiscal 2015 that included interest income of $54,137, foreign exchange loss of $36,614, gain of $1,525,914 from the change in the fair value of derivative liability and gain of $2,039,955 from the change in the fair value of acquisition consideration payable in equity. Interest income is earned on our cash held in cashable guaranteed investment certificates. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in Canadian dollars and where the changes in the exchange rate of the Canadian dollar versus the US dollar results in gains or losses. The gain/loss related to derivative liability is non-cash and is recognized due to the exercise price of the Company’s share purchase warrants fixed in Canadian dollars while the functional currency of the Company is the U.S. dollar. The warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise and accordingly a variable number of shares would be issued. Consequently, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The fair value of the warrants was determined using the Black Scholes option pricing model.  This derivative liability is not related to any debt instrument of any kind and does not affect the operations of the business in any way. The gain/loss from change in fair value of acquisition consideration payable in equity, is non-cash and is recognized due to the Company’s fluctuating share price at each quarter end and the associated acquisition performance shares issuable per the terms of the acquisition of Hip Digital.

Selected Annual Financial Information

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
Total revenues	11,890,231	3,562,045	870,420
Income (loss) before taxes, discontinued operations and extraordinary items:
(i) total for the year	(3,118,001)	(2,564,866)	75,597
(ii) per share	(0.03)	(0.04)	0.00
Net income (loss):
(i) total for the year	(3,118,001)	(2,564,866)	75,597
(ii) per share	(0.03)	(0.04)	0.00
Total assets	17,232,810	2,506,384	818,507
Total other financial liabilities (non-cash)	992,017	1,613,526	61,077
Cash dividends declared per-share	Nil	Nil	Nil

For the 2015 fiscal year, revenue increased substantially by 234% compared to fiscal 2014. The net loss of $3,118,001 is mainly attributed to increased salaries and compensation and campaign infrastructure expenses. The Company incurred total operating costs of $17,675,984 in fiscal 2015. Salaries and compensation of $7,450,658 and campaign infrastructure of $5,367,648 represented the two largest components of the total operating costs in fiscal 2015. The total other financial liabilities represent a non-cash derivative liability and non-cash acquisition consideration payable in equity.

For the 2014 fiscal year, revenue increased substantially by 309% compared to fiscal 2013. The net loss of $2,564,866 is mainly attributed to the increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability. The Company incurred total operating costs of $4,850,879 in fiscal 2014. Salaries and compensation of $1,573,933 and Campaign infrastructure of $2,431,221 represented the two largest components of the total operating costs in fiscal 2014. The total long-term financial liabilities represent a non-cash derivative liability.

For the 2013 fiscal year, revenue increased substantially by 70% compared to fiscal 2012. The net income of $75,597 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The Company incurred total operating costs of $1,701,299 in fiscal 2013. Salaries and compensation of $1,098,609 represented the largest component of the total operating costs in fiscal 2013. The total long-term financial liabilities represent a non-cash derivative liability.

Future Growth

The information in this section is forward-looking and should be read in conjunction with the section below entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Based on the companies triple-digit annualized growth since the public offering and the successful integrations of its acquisitions, management believes the business is in a strong position today. In the first three quarters of 2016, management was focused on executing key initiatives that would allow it to generate further growth in 2017 and beyond. Key initiatives included:

•

Launching new versions and iterations of key products and several iterative improvements to the Promotions platform that improve configurability and reduce implementation costs. All these new product versions are expected to be launching in Q4 2016 and will have significant impact on future sales.

•

Shifting the product sales mix towards longer-term recurring revenue products.

Setting up and streamlining internal processes to account for the past hypergrowth and allow the company to scale more efficiently in the future at lower cost.

The promotions marketing industry is a large industry (estimated to be worth $80 billion annually in North America) and will continue to represent a key focus area for the Company. In addition to the $80 billion promotions marketing industry1, Management will look to expand its presence in the relatively new and rapidly evolving CPG/multi-channel loyalty space. Loyalty is a $48 billion industry in the U.S. alone and loyalty management is expected to grow from $1.5 billion in 2015 to $4.8 billion by 20202. The purchase level data that the Company collects through its loyalty, rebate and receipt solutions allows it to help brands better plan and optimize all of their advertising spend (and not just for promotions and loyalty). By tracking the activation source and leveraging the purchase data captured from existing program management believes it will be able to capture additional share in the $500 billion global advertising market3.

In addition to the continued development of the Company’s existing platforms and the launch of new solutions lines, repeat business from large global brands, an increasing number of Fortune 500 customers directly approaching the company for its solutions, and opportunities for the company to make strategic acquisitions, Management believes it is in a very strong position to further penetrate the industry not only in the United States of America but also globally.

Management believes that the Company is well poised for rapid growth for a variety of reasons:

1.

Continued strength of the existing SnippCheck platform

2.

The launch of new product versions for Loyalty, Rewards, Rebates

3.

Multiplier effect of the current organic business model

4.

Effect of recruiting a sales force and attendance at additional industry events

5.

Global deployments with and without regional partners

6.

Increasing requests for long term licensing and services contracts

7.

Higher acceptance and adoption of the company’s solutions by marketing professionals

8.

Opportunities to merge and/or acquire complimentary companies

1. Continued Strength of the Existing SnippCheck Platform

The company is seeing significant continued traction with SnippCheck, its mobile receipt processing solution. SnippCheck is a unique product offering and one of the pioneers in the space of receipt processing and purchase validation. Today, SnippCheck is the market leader for receipt-based purchase validation promotion programs, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners as well as the two largest CPG loyalty programs that are using receipt processing to validate purchases. 99% of all households in the United States have been exposed to SnippCheck programs. SnippCheck is unique in that if offers clients 100% accuracy in the processing of its receipts with the most friendly user-experience available.

The solution is highly customizable, flexible and extensible and can easily be tailored to meet each client’s unique program needs. Significant promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. Prior to SnippCheck, brands looking to do programs tied to purchase were limited to either code-on-pack solutions, mail-in programs or integrating directly into retailer point-of-sale systems, all of which are cumbersome, expensive, and with their own shortcomings. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company continually builds on these components with the eventual vision of creating a closed-loop, single-platform solution for marketers across the path to purchase. Further, the Company’s 100% accuracy and straightforward user experience are continuing to differentiate it in the industry as more CPG and other multichannel clients recognize the value of such a solutiom.

_________________________________________________________

1 Raymond James, Snipp research, AIMIA, Incentive Marketing Organization, eMarketer

2  Colloquy, Markets and Markets

3  Magna Global, Paradigm

Management believes significant opportunities exist in acquiring point solutions that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances opportunities exist to consolidate companies in different parts of the promotion marketing eco-system.

2. New Product versions for Loyalty, Rewards, Rebates

Management defined and launched new solution lines based on the existing platform and suite of technologies within the Company over the course of the last year, and has been working on new versions of each of the major products. One such product – Snipp Loyalty Base was launced in Q3 and another product in the Rebates space is expected to launch in Q4. Management believes that each of these new solutions lines will create significant new revenue opportunities for the Company in the future.

A.

SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified enterprise loyalty as a key new area for expansion. Management believes there is significant scope to combine its SnippCheck receipt processing solution with an enterprise loyalty platform to create a unique loyalty platform targeted specifically towards consumer brands. Previously, consumer brands were limited in their ability to launch loyalty programs for much the same reasons that they found doing purchase programs difficult: validating purchase. By combining SnippCheck with an enterprise loyalty platform and extending the solution, brands would be able to have a comprehensive, holistic loyalty solution that would enable them to reward customers for both purchase and non-purchase interactions. Furthermore, the Company would be able to target this solution towards its existing set of customers who were already engaged with the Company for promotions programs, thereby generating evergreen programs with significantly higher ticket sizes. Towards that end, the Company spent time finalizing the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. This acquisition closed in February 2015. With the acquisition and the creation of the new SnippLoyalty solution, Management believes the Company is well-positioned to offer consumer brands in developed markets a unique product offering that meets a key need. Furthermore, SnippLoyalty can also be effectively targeted at retailers and services companies across the globe that are also looking for enterprise level loyalty programs for their customers. The Company has already seen considerable sales success in this space, with both extensions from existing clients and new clients signed on to the platform.

SnippRewards: With the acquisition of Hip Digital Media, which closed in June 2015, the Company’s reward platform has been significantly strengthened and enhanced. Hip Digital Media had been a market leader in the distribution of digital content incentives for multichannel brand marketing programs. Hip Digital Media had a full-fledged suite of rewards options available to clients, which in addition to digital content included retailer gift cards, movie tickets, magazine subscriptions and many more. The Company plans to leverage the Hip Digital Media rewards platform as the base on which it continues to build and expand its incentives and rewards offerings. Furthermore, the Company plans to tightly integrate the rewards platform with its SnippCheck and SnippLoyalty platforms, thereby strengthening those product offerings and creating a more comprehensive overall solution. The Company has already significantly expanded its Rewards offerings to include movie tickets, PayPal and other money back mechanisms. Further it has created a newly designed Reward Store that is responsive and mobile friendly and has exposed its APIs for Rewards allowing its Reward Store to be integrated into any third-party platform easily.

B.

SnippRebates: Towards the end of 2014, the Company launched SnippRebates to target the growing $8bn rebate industry. SnippRebates is designed to reduce costs for manufacturers while providing consumers with a better experience. The Company launched a consumer rebate program in 2014 as well as a trade-based rebate program and expects to continue to build this segment of the product portfolio in the future. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs, with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

C.

SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, gaining insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. Because this information is extremely valuable to brands, the company is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program. As a result, we can work with each client to better optimize their promotion spend across those channels.

D.

SnippMedia: There is a need for brands to be able to focus their media spend to drive purchase. Snipp expects to launch a promotions-focused media network with its partners to assist brands in optimizing  their targeting to enable purchase.

3. Multiplier Effect of the Company’s Current Organic Business Model

The company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business.

a.

Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over 80 traditional  promotional windows in the year (e.g. New Years Day, Valentine’s Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take in response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows applicable to their product niche, giving the Company multiple opportunities to sell its promotions solutions.

b.

Multi-Brand Nature of Its Clients: The Company continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies, many of whom belong to the “Big Four” agency holding groups. Snipp is currently executing a number of new and repeat campaigns with such clients who invariably work with Snipp across multiple brands as the relationship expands. Each of these clients has a large portfolio of brands with their own P&L. For confidentiality reasons, specific client names, plans and campaigns cannot be revealed due to the competitive nature in which Snipp’s platform is deployed by its clients to achieve their business objectives. Snipp does however periodically update its website with recent campaigns after they have been launched and where the client has given the company permission to mention its name and/or if the campaign is covered by industry journals that track the space. The Company talks more about the types of clients and the work done at http://www.snipp.com/clients. Snipp also works with leading global marketing and advertising agencies that serve multiple large brand clients. A majority of the agencies that Snipp currently works with belong to the “Big Four” agency holding companies. Breaking into these multi-brand companies and agencies leads to additional opportunities with multiple brands within the parent company or in the agency portfolio.

c.

Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget." Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions.

The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create significant opportunities for the Company’s continued revenue growth.

4. Effect of Recruiting a Sales Force and Attendance at Further Industry Events

Historically, a majority of the Company’s revenue came as a result of clients calling the company based on the reputation of the work done and the relevance of the solutions. The Company has now established itself as a well known player in the promotions and loyalty marketing space. Management believes that the opportunity to generate business by continuing to add to our direct sales force is significant, particularly now that it has four well-defined product lines and hundreds of campaigns under its belt. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals, we have the ability to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5. Global deployments (with and without regional partners)

Previously the company had attracted partners in Mexico and Brazil and had its own presence in the Middle East. Management believes that this trend will continue. While the path to monetization is longer with overseas partners, Management believes that a significant opportunity exists internationally. With the purchase of Swiss Post Solutions Ireland, the company has established a beachhead in Europe and has recruited sales staff in the United Kingdom and is working with partners in the region. Furthermore, our client agencies and brands themselves often introduce us to their overseas colleagues with an eye towards launching campaigns in different regions.

6. Increasing requests for long term licensing and services contract revenue

Management has been able to sign long term agreements and MSAs with several key clients (agencies and brands) who were looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs. Management continues to be engaged in such new conversations with multiple agencies and large promotions companies and believes significant opportunities continue to exist to consummate licensing & service deals with these companies over the course of 2016 and beyond. Opportunity also exists to sign deals with international companies, an area where the company is only just exploring sales opportunities.

7. Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have tested programs and signed deals with the company across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently, the company believes that its early-adopter clients are increasingly giving way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

8. Opportunities to merge and/or acquire complimentary companies in its space

The Company is uniquely poised to execute a consolidation strategy in the promotion marketing space especially due to the increasing strength of its balance sheet. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company has already successfully closed two such acquisitions in 2015. Both acquisitions strengthened the Company’s product portfolio and sales operations and have been successfully integrated into the company. The Company is actively looking to do additional such complementary transactions where they strategically fit with the Company’s growth strategy.

Selected Quarterly Financial Information

		3rd Quarter Ended September 30, 2016	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2016
(a)Revenue		$3,306,230	$2,824,293	$2,107,430
(b)Net income(loss) for period		($1,814,505)	($2,897,595)	($2,838,790)
(c)Net income (loss) per share		($0.01)	($0.03)	($0.03)
	4th Quarter Ended December 31, 2015	3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015
(a)Revenue	$1,843,570	$3,631,573	$2,709,288	$3,705,800
(b)Net income(loss) for period	($4,707,619)	$63,294	$1,324,508	$201,816
(c)Net income (loss) per share	($0.04)	$0.00	$0.01	$0.00
	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014
(a)Revenue	$2,003,411	$796,194	$413,358	$349,082
(b)Net income(loss) for period	($2,245,897)	($129,169)	($398,494)	$208,694
(c)Net income (loss) per share	($0.03)	($0.00)	($0.01)	$0.00

The net losses in the first, second and third quarters of fiscal 2016 and the fourth quarter of fiscal 2015 are mainly due to salaries and compensation and campaign infrstrucutre expenses. Also, in the fourth quarter of fiscal 2015, there was a non-cash loss from the change in the fair value of derivative liability. The non-cash loss from the change in the fair value of derivative liability in the fourth quarter of fiscal 2015 was due to a full year adjustment and offsets prior 2015 quarters where positive non-cash gains were recorded from the change in the fair value of derivative liability. The net income for the third quarter of fiscal 2015 is mainly attributed to the Company’s substantial revenue growth as well as the non-cash gain from the change in the fair value of acquisition consideration payable in equity. For the third quarter of fiscal 2014 the Company recognized a net loss. The net income for the second quarter of fiscal 2015 is mainly attributed to the Company’s substantial revenue growth as well as the non-cash gain from the change in the fair value of acquisition consideration payable in equity. The net income in the second quarter of fiscal 2015 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The loss in the fourth quarter of fiscal 2014 is mainly attributed to increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability and additional operating expenses incurred while supporting the Company’s growth in sales revenue compared to the fourth quarter of fiscal 2013. The loss in the third quarter of fiscal 2014 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability. The loss in the second quarter of fiscal 2014 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability, foreign exchange loss and additional operating expenses incurred while supporting the Company’s growth in sales revenue compared to the second quarter of the prior year. The gain in the second quarter of fiscal 2014 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability.

Financial Position

The net loss for the nine months ended September 30, 2016 of $7,550,890 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $6,121,143. During the nine months ended September 30, 2016, the Company used cash in addition to equipment and intangible assets. This resulted in net cash used in investing activities of $1,338,992. During the nine months ended September 30, 2016, the Company received gross proceeds from a non-brokered private placement financing in the amount of $5,275,554 (C$6,697,000), received proceeds from warrants exercised of $18,231 and received proceeds from options exercised of $14,600 resulting in net cash provided by financing activities of $5,235,525. As a result, the Company’s financial position weakened from the opening level of $4,696,617 at the beginning of the period to the period-end level of $2,256,203.

The net income for the nine months ended September 30, 2015 of $1,589,618 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $1,639,999. During the nine months ended September 30, 2015, the Company used cash in additions to equipment and intangible assets and also completed the acquisition of Swiss Post Ireland and the acquisition of Hip Digital Media. This resulted in net cash used in investing activities of $2,775,805. During the nine months ended September 30, 2015, the Company completed a bought deal private placement financing for gross proceeds of $9,891,982 (C$12,277,500), received proceeds from warrants exercised of $1,175,525 and proceeds from stock options exercised of $47,046 resulting in net cash provided by financing activities of $10,173,395. As a result, the Company’s financial position strengthened from the opening level of $1,529,457 at the beginning of the period to the period-end level of $6,748,316.

Liquidity and Capital Resources

At September 30, 2016, the Company had cash and cash equivalents of $2,256,203 and working capital of $1,858,593 compared to cash of $4,696,617 and working capital of $3,500,888 at December 31, 2015. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Subsequent to September 30, 2016, the Company announced that it had secured a four million dollar credit facility with Silicon Valley Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital.

Off Balance Sheet Arrangements

None.

Related Party Transactions

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended September 30, 2016 and 2015 are salaries and compensation of $416,702 and $495,384, respectively, charged by officers and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the nine months ended September 30, 2016, and 2015 are salaries and compensation of $1,459,226 and $1,109,846, respectively, charged by officers, directors and key management personnel of the Company. At September 30, 2016, $72,388 was due to officers and directors (December 31, 2015 - $557,055).  The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS  15"). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service revenue and contract modifications) and improve guidance for multiple-element arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

Financial Instruments

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, due to Swiss Post, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement. The derivative liability and the acquisition consideration are valued using a level 3 fair value measurement.

	September 30, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$ 2,256,203	$ 2,256,203	$ 4,696,617	$ 4,696,617
Fair value through profit and loss – liabilities	-	-	(992,017)	(992,017)
Loans and receivables	4,961,203	4,961,203	2,941,813	2,941,813
Other financial liabilities	(5,762,618)	(5,762,618)	(4,454,909)	(4,454,909)
	$ 1,454,788	$ 1,454,788	$ 2,191,504	$ 2,191,504

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At September 30, 2016, the Company had $358,694 (December 31, 201 - $1,038,204) in amounts due from customers greater than 90 days and during fiscal 2015 recognized bad debt expense of $103,903 (2014 - $42,582).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations.  Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. Subsequent to September 30, 2016, the Company announced that it had secured a four million dollar credit facility with Silicon Valley Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to Swiss Post that are denominated in a foreign currency. As at September 30, 2016, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $5,000. The Company is also exposed to foreign currency risk due to amounts within its subsidiaries that are denominated in other currencies such as the European Euro, British Pound, Swiss Franc, and Indian Rupee. However, since the amounts denominated in these foreign currencies is relatively low, changes in foreign exchange rates in these currencies are considered immaterial.

   The following table summarizes the Company’s exposure to the Canadian currency:

	September 30, 2016	December 31, 2015

Cash and cash equivalents	C$ 392,090	C$ 5,388,431
Accounts receivable	778,095	200,293
Deposits, prepaid expenses and other assets	148,863	106,078
Accounts payable and accrued liabilities	(792,455)	(771,052)

Total	C$ 526,593	C$ 4,923,750

RISKS RELATED TO OUR BUSINESS

Limited Operating History

The Company (“Snipp”) has a limited operating history and has limited revenues derived from operations.  Snipp began its business operations in 2007 and did not generate its first commercial revenues until 2008.  Significant expenditures were focused on research and development to create the existing product line.  Snipp's most recent commercial products were only introduced in 2008 and the near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities.  Snipp's revenue history is as follows:  $nil in 2007; $10,000 in 2008; $153,983 in 2009; $277,771 in 2010; $379,222 in 2011; $511,854 in 2012; $870,420 in 2013; $3,562,045 in 2014 and $11,890,231 in 2015.  As a result of these and other factors, Snipp may not be able to achieve, sustain or increase profitability on an ongoing basis.

Problems Resulting from Rapid Growth

Snipp is pursuing its plan to market its platform throughout Canada, the United States and globally, and will require capital in order to meet these growth plans. There can be no assurances that proceeds from past Financings will enable the Company to meet these growth needs. The plan will place significant demands upon the Company, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, the Company expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of the Company.

Liquidity and Capital Requirements

Snipp faces significant challenges in order to achieve profitability. There can be no assurance that it will be able to maintain adequate liquidity or achieve long-term viability. Snipp’s ability to meet its obligations in the ordinary course of business is dependent upon management and the Board’s ability to establish profitable operations or raise capital, as needed, through public or private debt or equity financing, or other sources of financing to fund operations.

The disruption of the capital markets and the continued decline in economic conditions, amongst other factors, could negatively impact its ability to achieve profitability or raise additional capital when needed.  In order to optimize the growth of the business, Snipp may need to seek to raise additional debt or equity financing.  There can be no assurance that we will be able to identify a source of such financing, or that such financing will be available on terms acceptable to it, if at all.  Moreover, should the opportunity to raise additional capital arise, any additional debt or equity financing could result in significant dilution of the existing holders of Snipp common shares.

Acquisitions or other Business Transactions

Snipp may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering new markets or conducting operations in industry segments in which Snipp has no or limited experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurances that any anticipated benefits of an acquisition will be realized.  Future acquisitions by Snipp could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially adversely affect our financial condition, results of operations and cash flows.

Impact of Advertising and Competition

The promotions marketing industry is very dynamic with new technology and services being introduced by a range of players from larger established companies to start-ups on a frequent basis. Newer technology may render the Company’s technology obsolete which would have a material, adverse effect on its business and results of operations. Snipp will be competing with others offering similar products. If Snipp’s systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than the Company’s technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render the Company’s technology obsolete, Snipp will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for the Company.

Snipp may also be required to collaborate with third parties to develop its products and may not be able to do so on a timely and cost-effective basis, if at all.

Information Technology, Network and Data Security Risks

The business of the Company faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of the Company. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Snipp relies on certain technology services provided to it by third parties, and there can be no assurance that these third party service providers will be available to the Company in the future on acceptable commercial terms or at all. If the Company were to lose one or more of these service providers, it may not be able to replace them in a cost effective manner, or at all. This could harm the business and results of operations of the Company.

Investment in Technological Innovation

If Snipp fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of the Company.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Snipp to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Snipp can continuously retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of the Company to operate.

Conflicts of Interest

Snipp may contract with affiliated parties or other companies or members of management of the Company or companies that members of management own, or control. These persons may obtain compensation and other benefits in transactions relating to Snipp. Certain members of management of the Company will have other minor business activities other than the business of Snipp, but each member of management intends to devote substantially all of their working hours to the Company.  Although management intends to act fairly, there can be no assurance that the Company will not possibly enter into arrangements under terms one could argue are less favorable than what could have been obtained had the Company been dealing with unrelated persons.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Snipp or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, patents, trademarks, trade secrets and technology which may be acquired over time.  In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Snipp intends to retain other companies to perform various services, but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of the Company may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Snipp, as well as those companies with which it intends to transact business, have significant business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Snipp, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Snipp’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future.  Thus, there can be no assurance that the Company will be able to reach profitability on a quarterly or annual basis.

Snipp has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of the Company for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and upon available information concerning the communications and technology industries. If management's assumptions prove to be incorrect, the Company will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Snipp may be subject to additional risks associated with doing business in foreign countries.

Snipp currently operates within the United States, Canada, the United Kingdom, Ireland, Switzerland and the Middle East, and expects to do business in the future in South America and Asia too.  As a result, it may face significant additional risks associated with doing business in those countries.  In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability.  In doing business in foreign countries Snipp may also be subject to such risks, including, but  not limited to,  currency  fluctuations,  regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, risks related to shipment of raw materials and  finished  goods  across  national  borders and cultural and language  differences.  Snipp also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.  Foreign economies may differ favorably or unfavorably from the United States economy or Canadian economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

When doing business in foreign countries, the Company may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving.  There can be no certainty as to the application of laws and regulations in particular instances.  Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws may occur quickly and sometimes unpredictably.  These factors may limit our ability to enforce agreements with our current and future clients and vendors.  Furthermore, it may expose us to lawsuits by our clients and vendors in which we may not be adequately able to protect ourselves.

When doing business in foreign countries, Snipp may be unable to fully comply with local and regional laws which may expose it to financial risk. When doing business in foreign countries, Snipp may be required to comply with informal laws and trade practices imposed by local and regional government administrators.  Local taxes and other charges may be levied depending on the local needs to tax revenues, and may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations.  Any failure on the part of the Company to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY

Protection of Snipp's Intellectual Property

Snipp's products utilize a variety of proprietary rights that are important to its competitive position and success.  Snipp has been protecting its Intellectual Property through trade secrets and copyrights, but to-date not through patenting. Because the Intellectual Property associated with Snipp's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect the Company. The Company may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost.  Snipp generally enters into confidentiality or license agreements, and has confidentiality provisions in agreements with Snipp's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information.  Snipp’s inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

The Company could become subject to litigation regarding intellectual property rights that could significantly harm its business.  Snipp’s commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties.  Competitors, many of whom have substantially greater resources than the Company and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Snipp's ability to make or sell Snipp's systems or provide Snipp's services.

Subsequent Events:

On November 2, 2016, the Company announced the launch of SnippLoyalty Base, its new low-cost, loyalty-in-a-box solution tailor-made for consumer packaged goods (CPG) and multichannel brands. The new product is an entry-level loyalty platform that includes Snipp’s market-leading receipt processing capabilities and world-class rewards solution and will allow CPG brands to migrate from running a single promotion at a time to running a continuous loyalty program, for a total annual cost of less than $100,000 excluding customizations. The Company has already secured five customers who will be using the new platform.

On November 16, 2016, the Company announced it ranked 49 on Deloitte’s Technology Fast 500™, a ranking of the 500 fastest growing technology, media, telecommunications, life sciences and energy tech companies in North America. The rankings are calculated looking at overall revenue growth over the past four years (in this case 2012-2015) and Snipp Interactive grew 2223% percent during.

On November, 23, 2016, the Company announced that it had secured a four million dollar credit facility with Silicon Valley Bank, the bank of the world’s most innovative companies and their investors. The credit facility is an accounts receivable line of credit for up to four million dollars and provides the Company with additional working capital.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including, but not limited to statements in the “Description of Business and Overall Performance”, ”Future Growth”, “Liquidity and Capital Resources” and “Previous Financing” sections which may contain the words "may," "will," "likely," "project," "aim," "intend," "plan," "schedule," "forecast," "estimate," "expect," "believe," "anticipate," "should," "would," "could," and similar expressions and statements related to matters that are not historical facts, constitute forward-looking information within the meaning of securities laws. Such forward-looking information, particularly with respect to the Company’s future plans, costs, objectives, or economic performance, reflects what we believe in good faith to be reasonable assumptions, expectations, and intentions, based on information that is currently available. Although we believe these underlying assumptions, expectations, and intentions to be reasonable, forward-looking information is not a guarantee of future performance, and involves risks and uncertainties, many of which are beyond our control and which may cause actual results, events, or actions to differ materially from those expressed or implied in such forward-looking information. These risks and uncertainties include, but are not limited to, changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors. The factors and assumptions that were applied in reaching the forward-looking information include, but are not limited to, the following assumptions:

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Continued demand for mobile marketing solutions;

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The successful execution of existing and planned projects;

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General economic and market factors to remain at current levels or become more favourable over time;

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The ability to retain key personnel and to have the necessary financial resources to continue operations

Although we have attempted to identify and describe above under the headings “RISKS RELATED TO OUR BUSINESS,” and “RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY” important risks and factors which may cause actual results to differ materially from those described in any forward-looking information including those factors discussed in filings made by us with the Canadian securities regulatory authorities, there may be other risks and factors that cause results, events, or actions to differ materially from those anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking information contained in this report. Any forward-looking information contained herein is expressed as of the date of this report and, except as required by law, the Company does not undertake any obligation to update or revise such forward-looking information to reflect subsequent information, events, or circumstances.

Additional Information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.